SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A3

Under the Securities Exchange Act of 1934

1-800-FLOWERS.COM, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

68243Q106

(CUSIP Number)

Michael R. Manley, Esq.
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York  11514
(516) 237-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
Christopher G. McCann, individually and as Trustee of The James F. McCann 2012 Family Trust – Portion I, as Trustee of The James F. McCann 2012 Family Trust – Portion II, as the general partner of The McCann Family Limited Partnership, as a Director and President of Public Flowers, Inc., the general partner of the 1999 McCann Family Limited Partnership, and as the Trustee of the Marylou McCann 1999 Trust u/a/d July 6,1999

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,623,143 (1)

	8	SHARED VOTING POWER
7,469,755 (2)

	9	SOLE DISPOSITIVE POWER
2,460,028 (3)

	10	SHARED DISPOSITIVE POWER
7,469,755 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,092,898 (1)(2)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(5)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.7% (6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          This amount includes 785,800 shares of Class A Common Stock that may be acquired through the exercise of stock options and 850,640 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          This amount includes 5,875,000 shares of Class B Common Stock.

(3)          This amount includes all amounts included in 7 above except for 163,115 shares of Class A Common Stock which are unvested.

(4)          Number includes 241,232 shares held by The McCann Charitable Foundation, Inc., of which Christopher G. McCann is a Director and the Treasurer.  Christopher G. McCann disclaims beneficial ownership of 7,228,523 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(5)          Excludes 29,001,162 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Person as to which Christopher G. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(6)          The percentage of beneficial ownership is based on (a) 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020, plus (b) 163,115 shares of Class A Common Stock beneficially owned by Christopher G. McCann which are unvested, plus (c) 7,511,440 shares of Class A Common Stock issuable upon exercise of the stock options and conversion of the Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
James F. McCann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,346,914 (1)

	8	SHARED VOTING POWER
241,712

	9	SOLE DISPOSITIVE POWER
22,255,210 (2)

	10	SHARED DISPOSITIVE POWER
241,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,588,626 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(4)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.8% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          This amount includes 21,413,834 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          This amount includes all amounts included in 7 above except for 91,704 shares of Class A Common Stock which are unvested.

(3)          Number includes 241,232 shares held by The McCann Charitable Foundation, Inc., of which James F. McCann is a Director and the President.

(4)          Excludes 16,505,434 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Person, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which James F. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(5)          The percentage of beneficial ownership is based on (a) 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of Class B Common since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020, plus (b) 91,704 shares of Class A Common Stock beneficially owned by James F. McCann which are unvested, plus (c) the 21,413,834 shares of Class B Common Stock included in 11 above.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
Erin McCann 2005 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,217,923

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,217,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,217,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 36,876,137 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which the Erin McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
James McCann 2005 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,217,923

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,217,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,217,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 36,876,137 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which the James McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
Matthew McCann 2005 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,217,922

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,217,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,217,922

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 36,876,138 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which the Matthew McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
The James F. McCann 2012 Family Trust – Portion I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,309,813

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,309,813

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,309,813

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 37,784,247 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The James F. McCann 2012 Family Trust – Portion I disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
The James F. McCann 2012 Family Trust – Portion II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,710

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 39,050,350 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The James F. McCann 2012 Family Trust – Portion II disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
The McCann Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          Excludes 39,094,060 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The McCann Family Limited Partnership disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(3)          The percentage of beneficial ownership is based on (a) 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020, plus (b) the 2,000,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
The 1999 McCann Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,875,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,875,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,875,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          Excludes 35,219,060 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The 1999 McCann Family Limited Partnership disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(3)          The percentage of beneficial ownership is based on (a) 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
Public Flowers, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,875,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,875,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,875,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          Public Flowers, Inc. disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(3)          Excludes 35,219,060 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which Public Flowers, Inc. disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(4)          The percentage of beneficial ownership is based on (a) 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
The Marylou McCann 1999 Trust u/a/d July 6, 1999

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,875,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,875,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,875,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          The Marylou McCann 1999 Trust u/a/d July 6, 1999 disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(3)          Excludes 35,219,060 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which The Marylou McCann 1999 Trust u/a/d July 6, 1999 disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(4)          The percentage of beneficial ownership is based on (a) 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106
1	NAMES OF REPORTING PERSONS
James F. McCann, III, individually and as a Director of Public Flowers, Inc., the general partner of the 1999 McCann Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,875,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,875,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,875,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(4)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

 (2)          James F. McCann, III, disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(4)          Excludes 35,219,060 shares of Class A Common Stock held by other Reporting Persons, issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons, and issuable upon exercise of stock options exercisable within 60 days after the date of this filing held by other Reporting Person as to which James F. McCann, III disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(5)          The percentage of beneficial ownership is based on (a) 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CONTINUATION PAGES TO SCHEDULE 13D

This Amendment No. 3 amends the Schedule 13D  filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2017, as amended by Amendment No. 1 filed with the SEC on February 5, 2019 and Amendment No. 2 filed with the SEC on September 22, 2020 (the “Schedule 13D”) jointly by the individuals (in their individual capacity and/or as trustee of specified trusts and/or as a general partner or officer or director of a general partner of specified limited partnerships), trusts, limited partnerships and corporation listed in Item 2(a) of the Schedule 13D who may be deemed to beneficially own shares of Class A Common Stock of 1-800-FLOWERS.COM, Inc. (the “Issuer”), par value $.01 per share (the “Class A Common Stock”), and/or shares of Class B Common Stock of the Issuer, par value $.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), in each case as described herein.  Each share of Class B Common Stock (i) is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof and (ii) has ten votes per share on all matters subject to the vote of the stockholders.

Item 2	Identity and Background.

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a)  The names of the Reporting Persons are:  (i) Christopher G. McCann, (A) individually, (B) as trustee of  each of (1) The James F. McCann 2012 Family Trust – Portion I (the “2012 Portion I Trust”) and (2) The James F. McCann 2012 Family Trust – Portion II (the “2012 Portion II Trust” and, together with the 2012 Portion I Trust , the “2012 Trusts”), (C) as sole general partner of The McCann Family Limited Partnership (the “1996 Family Partnership”), (D) as a Director and President of Public Flowers, Inc. (“Public”), which is the sole general partner of The 1999 McCann Family Limited Partnership (the “1999 Family Partnership” and, together with the 1996 Family Partnership, the “Family Partnerships”), and (E) as sole trustee of the Marylou McCann 1999 Trust u/a/d July 6, 1999 (the “Marylou McCann Trust”), which is the sole stockholder of Public; (ii) James F. McCann, individually; (iii)  the Erin McCann 2005 Trust (the “Erin McCann Trust”), (iv) the James McCann 2005 Trust (the “James McCann Trust”), (v) the Matthew McCann 2005 Trust (the “Matthew McCann Trust” and collectively with the Erin McCann Trust and the James McCann Trust, the “Children’s Trusts”), (vi) the 2012 Portion I Trust, (vii) the 2012 Portion II Trust, (viii) The 1996 Family Partnership; (ix) the 1999 Family Partnership; (x) Public; (xi) the Marylou Trust; and (xii) James F. McCann, III, (A) individually, and (B) as a Director of Public.  As used herein, “Group Members” shall mean Christopher G. McCann, the 2012 Trusts, the Family Partnerships, Public, the Marylou McCann Trust, the Children’s Trusts and James F. McCann, III.

(b)  The address of each Reporting Person other than the 2012 Trusts is One Old Country Road, Suite 500, Carle Place, NY 11514.The address of each of the 2012 Trusts is 500 Stanton Christiana Road, Newark, DE 19713

(c)  Christopher G. McCann is the Chief Executive Officer, President and a Director of the Issuer.  The Issuer is a gourmet food and floral gift retailer.  The principal business address of the Issuer is One Old Country Road, Carle Place, New York 11514.  Christopher G. McCann is the Trustee of each of  the 2012 Trusts, the sole General Partner of the 1996 Family Partnership, the President and a Director of Public, the sole Trustee of the Marylou McCann Trust and a Trustee of each of the Children’s Trusts.

James F. McCann is the Executive Chairman of the Board of the Issuer.

James F. McCann, III is the Director, Strategic Development of the Issuer.  He is a Director of Public and a Trustee of the James McCann Trust.

The Erin McCann Trust is an irrevocable trust created under the laws of the State of New York for the benefit of Erin Moore Lenehan under an agreement dated August 29, 2005.

The James McCann Trust is an irrevocable trust created under the laws of the State of New York for the benefit of James F. McCann, III under an agreement dated August 29, 2005.

The Matthew McCann Trust is an irrevocable trust created under the laws of the State of New York for the benefit of Matthew McCann under an agreement dated August 29, 2005.

The James F. McCann 2012 Family Trust – Portion I, is an irrevocable trust created under the laws of Delaware under an agreement dated February 15, 2012.

The James F. McCann 2012 Family Trust – Portion II, is an irrevocable trust created under the laws of Delaware under an agreement dated February 15, 2012.

The McCann Family Limited Partnership is a limited partnership formed under the laws of the State of Georgia.  Its principal business is investment.

The 1999 McCann Family Limited Partnership is a limited partnership formed under the laws of the State of Delaware.  Its principal business is investment.

Public Flowers, Inc. is a Delaware corporation.  Its principal business is to be the sole general partner of the 1999 McCann Family Limited Partnership.

The Marylou McCann 1999 Trust u/a/d July 6, 1999 is a trust created under the laws of the State of New York for the benefit of Marylou McCann and is the sole stockholder of Public Flowers, Inc.

(d)  No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  All individual Reporting Persons are citizens of the United States.  Reporting Persons that are trusts, partnerships or a corporation are organized in the jurisdictions set forth in Item 2(c).

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the shares of Class A Common Stock beneficially owned directly by Christopher G. McCann were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering, (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans, (iii) in an open market purchase as custodian for his minor son and (iv) as a gift from his brother, the Chairman of the Board of the Issuer.  The source of any funds used by Christopher G. McCann for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Common Stock that may be deemed beneficially owned by Christopher G. McCann which are owned by The McCann Charitable Foundation, Inc. (the “Foundation”), of which he is a Director and the Treasurer were acquired as a result of a contribution prior to the Issuer’s initial public offering or as a gift.

Christopher G. McCann has options granted to him pursuant to the Issuer’s employee benefit plan to purchase 785,800 shares of Class A Common Stock, all of which are currently exercisable.

Of the shares of Class A Common Stock owned directly by Christopher G. McCann, 163,115 shares are unvested, of which 116,697 shares are scheduled to vest over the period from November 1, 2020 through November 5, 2022 and, depending on the satisfaction of financial performance criteria during the Issuer’s 2021 fiscal year, up to an additional 46,418 shares are scheduled to vest during the period from November 3, 2021 through November 3, 2023.  Christopher G. McCann currently has the power to vote all of such shares of Class A Common Stock.  Christopher G. McCann does not have the right to dispose of unvested shares of Class A Common Stock.

All of the shares of Class A Common Stock beneficially owned directly by James F. McCann were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering and (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans.  The source of any funds used by James F. McCann for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Common Stock that may be deemed beneficially owned by James F. McCann that are owned by the Foundation, of which he is a Director and the President, were acquired as a result of a contribution prior to the Issuer’s initial public offering or as a gift.

Of the shares of Class A Common Stock owned directly by James F. McCann, 91,704 shares are unvested, of which 56,666 shares are scheduled to vest over the period from November 5, 2021 through November 5, 2022 and, depending on the satisfaction of financial performance criteria during the Issuer’s 2021 fiscal year, up to an additional 35,038 shares are scheduled to vest during the period from November 3, 2021 through November 3, 2023.  James F. McCann currently has the power to vote all of such shares of Class A Common Stock.  James F. McCann does not have the right to dispose of unvested shares of Class A Common Stock.

The shares of Class A Common Stock held by the Children’s Trusts were transferred to the Children’s Trusts for no consideration upon termination of grantor retained annuity trusts established by James F. McCann for the benefit of himself and his children.

The shares of Class A Common Stock held by the 2012 Trusts were transferred to the 2012 Trusts for no consideration upon termination of a grantor retained annuity trust established by James F. McCann for the benefit of himself and his descendants.

All of the shares of Common Stock which are owned by the Family Partnerships were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.

Item 5	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 16,746,666 shares of Class A Common Stock representing 37.7% of the Class A Common Stock (based on (a) 36,285,088 shares of Class A Common Stock reported outstanding by the Issuer as of October 30, 2020 plus 142,800 shares of Class A Common Stock issued upon exercise of stock options since October 30, 2020, 205,000 shares of Class A Common Stock issued upon conversion of  Class B Common Stock since October 30, 2020, and 87,521 shares of Class A Common Stock held by Reporting Persons that vested since October 30, 2020, plus (b) 163,115 shares of Class A Common Stock beneficially owned by a group member which are unvested, plus (c) 785,800 shares of Class A Common Stock issuable upon exercise of stock options exercisable within 60 days of the date of this filing and 6,725,640 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock).  Group Members in the aggregate may be deemed to have  the current shared power to vote or direct the vote of 16,746,666  shares of Class A Common Stock and to dispose of or direct the disposition of  16,583,551 shares of Class A Common Stock because of the terms of the Stockholders’ Agreement.  Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The information in items 1 and 7 through 13 on the cover pages (pp. 2 through 13) of this Schedule 13D regarding the holdings of the Reporting Persons is hereby incorporated by reference.

(c)   On October 26, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $25.36.  Such shares were sold in multiple transactions ranging from $25.05 to $25.95, inclusive. On October 27, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $25.79.  Such shares were sold in multiple transactions ranging from $25.47 to $26.12, inclusive. On November 5, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $21.03.  Such shares were sold in multiple transactions ranging from $20.84 to $21.28, inclusive. On November 6, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $21.04.  Such shares were sold in multiple transactions ranging from $20.90 to $21.33, inclusive. On November 19, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $23.02.  Such shares were sold in multiple transactions ranging from $22.30 to $23.26, inclusive. On November 20, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $23.24.  Such shares were sold in multiple transactions ranging from $22.95 to $23.69, inclusive. On December 3, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $23.06.  Such shares were sold in multiple transactions ranging from $22.79 to $23.27, inclusive. On December 4, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $22.80.  Such shares were sold in multiple transactions ranging from $22.45 to $23.28, inclusive. On December 17, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $25.05.  Such shares were sold in multiple transactions ranging from $24.74 to $25.21, inclusive. On December 18, 2020, Christopher G. McCann exercised stock options to acquire 17,850 shares of Class A Common Stock at an exercise price of $2.63 per share and sold such shares in the open market at a weighted average price of $25.70.  Such shares were sold in multiple transactions ranging from $25.25 to $25.98, inclusive. Christopher G. McCann has undertaken to provide to the Issuer and the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.  The sales were effected pursuant to a Rule 10b5-1 trading plan previously adopted by Christopher G, McCann.

On October 30, 2020, in connection with the vesting of shares of Class A Common Stock, Christopher G. McCann had 20,383 shares of Class A Common Stock withheld for tax purposes.  On November 2, 2020, in connection with the vesting of shares of Class A Common Stock, Christopher G. McCann had 20,383 shares of Class A Common Stock withheld for tax purposes.  On November 5, 2020, in connection with the vesting of shares of Class A Common Stock, Christopher G. McCann had 12,136 shares of Class A Common Stock withheld for tax purposes.  On November 6, 2020, in connection with the vesting of shares of Class A Common Stock, Christopher G. McCann had 12,490 shares of Class A Common Stock withheld for tax purposes.

On November 5, 2020, in connection with the vesting of shares of Class A Common Stock, James F. McCann had 9,160 shares of Class A Common Stock withheld for tax purposes.  On November 6, 2020, in connection with the vesting of shares of Class A Common Stock, James F. McCann had 9,428 shares of Class A Common Stock withheld for tax purposes.

On November 18, 2020, James F. McCann funded a grantor retained annuity trust, of which he is the sole trustee, with 3,000,000 shares of Class B Common Stock.

On November 18, 2020, Christopher G. McCann funded a grantor retained annuity trust, of which he is the sole trustee, 150,000 shares of Class B Common Stock.

On December 11, 2020, Christopher G. McCann transferred as a gift for no consideration 510,000 shares of Class A Common Stock to new trusts for the benefit of Christopher G. McCann’s children, of which James F. McCann is the sole trustee.

On December 11, 2018, James F. McCann transferred to the Foundation as a gift for no consideration 205,000 shares of Class B Common Stock, which automatically converted into an equal number of shares of Class A Common Stock upon transfer.

(d)          Not applicable.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2020

Christopher G. McCann

/s/ Christopher G. McCann

James F. McCann

/s/ James F. McCann

ERIN McCANN 2005 TRUST

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: Trustee

JAMES McCANN 2005 TRUST

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: Trustee

MATTHEW McCANN 2005 TRUST

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: Trustee

THE JAMES F. McCANN 2012 FAMILY TRUST – PORTION I

By: /s/ Christopher G. McCann
Name: Christopher G. McCann,
Title: Trustee

THE JAMES F. McCANN 2012 FAMILY TRUST – PORTION II

By: /s/ Christopher G. McCann
Name: Christopher G. McCann,
Title: Trustee

THE McCANN FAMILY LIMITED
PARTNERSHIP

By: /s/ Christopher G. McCann
Christopher G. McCann,
General Partner

THE 1999 McCANN FAMILY LIMITED PARTNERSHIP

By: Public Flowers, Inc.,
its General Partner

By: /s/ Christopher G. McCann
Name: Christopher G. McCann
Title: President

PUBLIC FLOWERS, INC.

By: /s/ Christopher G. McCann
Name: Christopher G. McCann
Title: President

THE MARYLOU McCANN 1999 TRUST U/A/D July 6, 1999

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: Trustee

James F. McCann, III

By:	/s/ Christopher G. McCann
Christopher G. McCann, attorney-in-fact